Mail Stop 6010

      November 18, 2005

Via Facsimile and U.S. Mail

Ms. M. Christine Jacobs
Chief Executive Officer
Theragenics Corporation
5203 Buford Industrial Way
Buford, GA   30518


	Re:	Theragenics Corporation
		Form 10-K for the year ended December 31, 2004
Filed March 15, 2005
Form 10-Q as of October 2, 2005
		File No. 1-14339


Dear Ms. Jacobs:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note B - Summary of Significant Accounting Policies, page 54

7. Goodwill and Intangible Assets, page 56

1. Please tell us why goodwill recorded from the purchase of BEBIG in
early 2003 increased from $1.6 million at December 31, 2003 to
$2.6
million at December 31, 2004. Please revise future filings to provide a reconciliation of the changes in goodwill. Refer to paragraph 45(c) of SFAS 142.

Form 10-Q for the period ended October 2, 2005
Note C - Acquistion of CP Medical, page 9

2. Based on information provided in your Form 8-K dated 4/28/05, it appears that the acquisition of CP Medical is a significant acquisition on the basis of income from continuing operations before income taxes. Please provide us with your calculations under Rule 3-
05 of Regulation S-X of the significance of the CP Medical acquisition. Tell us why you concluded that you were not required to file audited financial statements and unaudited pro forma financial statements in connection with the CP Medical acquisition.

Note D - Restructuring, page 10

3. We note that you accrued $1.5 million of contract termination costs relating to the land lease on the Oak Ridge, TN facility.
In
Note G of your December 31, 2004 Form 10-K, you state that you "lease land, space and equipment under non-cancelable leases that expire at various dates through April 2029." Please tell us how your accounting for this portion of the restructuring plan complies with paragraphs 15-16 of SFAS 146. Clarify whether you have reached an agreement to terminate the lease or whether the accrual represents your estimated costs to be incurred without economic benefit. Please also clarify whether you have ceased using the property as of September 30, 2005. Please revise future filings to clarify your accounting for these termination costs.

Note F - Accounting for Stock-Based Compensation, page 12

4. We note that you changed the expected option life of your options from 5.4 years in 2004 to 3.1 years in 2005. We note from your disclosures here and in Note H of the 2004 financial statements that the vesting period for most of your stock options is 3-5 years. Please tell us and revise future filings to discuss the factors that caused you to revise the expected option life.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

??

??

??

??

Ms. M. Christine Jacobs
Theragenics Corporation
November 18, 2005
Page 3